                                                                    Exhibit 99.1

                                 HOLLINGER INC.
                   HOLLINGER INTERNATIONAL DECLARES DIVIDENDS

         Toronto, Canada, December 17, 2004 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) announced today that the Board of Directors of Hollinger International Inc. ("Hollinger International") has declared a special dividend of US$2.50 per share of Class A Common Stock and Class B Common Stock (collectively, the "Shares") of Hollinger International for holders of record of such Shares on January 3, 2005, payable on January 18, 2005. The Board of Directors of Hollinger International also declared a regular quarterly dividend of US$0.05 per Share to be paid on January 18, 2005 to shareholders of record on January 3, 2005.

         Hollinger currently owns, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International which represents an approximately 68.0% voting and 18.2% equity interest in Hollinger International. Based on the foregoing, on January 18, 2005, Hollinger will receive an aggregate of US$39,432,307.50 in respect of the special dividend and an aggregate of US$788,646.15 in respect of the regular dividend on the Shares. As a result of the indentures and security agreements (the "Note Agreements") governing the US$93 million principal amount of Hollinger's outstanding Senior Secured Notes, Hollinger is obligated to transfer an aggregate of US$37,475,000 of the special dividend to the trustee and collateral agent under the Note Agreements to hold as collateral in support of the Senior Secured Notes. The balance of the dividend will be retained by Hollinger and applied for corporate purposes.

         In announcing the declaration of the dividends, Hollinger International stated that it was committed to distributing to its shareholders, including Hollinger, a total of US$500 million of the proceeds of the sale of The Telegraph Group. It proposes to distribute the balance of these proceeds in the form of a tender offer for shares of its Common Stock after it publishes its delinquent financial statements and other reports, expected to be in the first quarter of 2005. Alternatively, Hollinger International may consider a further special dividend but it gave no assurances that it would distribute cash to shareholders in either form.

         Hollinger's principal asset is its interest in Hollinger International. Hollinger International is a newspaper publisher whose assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca


                              www.hollingerinc.com